Exhibit 99.2

Management's Discussion and Analysis

Q2 2025

Caledonia Mining Corporation

CALEDONIA MINING CORPORATION PLC	August 11, 2025

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or "the Company”) is for the quarter ended June 30, 2025 (“Q2 2025” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Interim Financial Statements”) and the Audited Consolidated Financial Statements of Caledonia for December 31, 2024 (the “Consolidated Financial Statements”) which are available from SEDAR+ at www.sedarplus.ca or from Caledonia’s website at www.caledoniamining.com. The Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). In this MD&A, the terms “Caledonia”, "the Company”, "the Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are in US Dollars (also “$”, “US$” or “USD”), unless stated otherwise. The MD&A is focused on material matters.

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1. OVERVIEW

Caledonia is a Zimbabwean focused exploration, development, and mining corporation. Caledonia owns a 64% stake in the gold-producing Blanket mine (“Blanket”), and 100% stakes in the Bilboes oxide mine, the Bilboes sulphide project (together with the Bilboes oxide mine "Bilboes") and the Motapa and Maligreen gold mining projects, all situated in Zimbabwe. Caledonia’s shares are listed on the NYSE American LLC, depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (all under the symbol “CMCL”).

2. SUMMARY

	3 months ended		6 months ended		Comment
	June 30		June 30
	2025	2024	2025	2024
Gold produced (oz)	21,442	21,174	40,548	38,650

Gold produced in the Quarter was 1.3% higher than the second quarter of 2024 (the “comparative quarter” or “comparable quarter” or “Q2 2024”).

21,070 ounces of gold were produced at Blanket in the Quarter (Q2 2024: 20,773 ounces), a 1.4% increase from the comparable quarter due to higher grade and gold recovery offset by lower milled tonnes.

372 ounces of gold were produced from the Bilboes oxide mine in the Quarter (Q2 2024: 401 ounces). Although the mine was placed on care and maintenance at the end of September 2023, leaching of the heap leach pads continues for as long as it makes a cash contribution.

Gold sold (oz)	20,487	21,764	39,875	40,640	Gold sold in the Quarter decreased by 5.9% compared to the comparative quarter due to a higher gold work-in-progress of 4,115 ounces (Q2 2024: 1,066).
On-mine cost per ounce ($/oz)[1]	1,123	1,013	1,161	1,037	On-mine cost per ounce in the Quarter increased by 10.9% compared to the comparable quarter due to higher production costs at Blanket, mainly on labour and consumables.
All-in sustaining cost (“AISC”) per ounce[1]	1,805	1,485	1,801	1,422	The AISC per ounce in the Quarter increased by 21.5% compared to the comparative quarter, predominantly due to the higher on-mine costs, increased sustaining capex and administrative expenses.
Average realised gold price ($/oz)[1]	3,186	2,300	3,045	2,179	The average realised gold price reflects international spot prices.

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	3 months ended		6 months ended		Comment
	June 30		June 30
	2025	2024	2025	2024
Gross profit[2] ($’000)	33,806	22,933	60,732	36,748	Gross profit for the Quarter increased from the comparative quarter, predominantly due to the higher average realised gold price marginally offset by the lower ounces sold.
Net profit attributable to shareholders of the Company ($’000)	20,487	8,283	29,402	9,769	Net profit attributable to shareholders of the Company is higher due to higher gross profit, lower foreign exchange losses and a once-off $8.5m profit realised on the sale of the subsidiary which owns the solar plant partly offset by higher administrative expenses.
Basic earnings per share (“EPS”) (cents)	105.7	41.6	150.3	48.9	Basic EPS reflects the movement in profit attributable to shareholders. EPS includes 44 cents attributable to the profit realised on the sale of the subsidiary which owns the solar plant.
Adjusted EPS (cents)[1]	113.9	44.6	172.4	54.2	Adjusted EPS excludes inter alia unrealised intercompany foreign exchange gains and losses, deferred tax and fair value movements on derivative financial instruments.
Net cash from operating activities ($’000)	28,084	19,086	41,273	23,973	The higher operating profit increased net cash from operating activities in the Quarter compared to the comparative quarter.
Net cash and cash equivalents and fixed term deposits ($’000)	26,211	(1,366)	26,211	(1,366)

Net cash increased due to the higher cash inflow from operating activities in the Quarter compared to the comparative quarter and the proceeds realised from the sale of the solar plant.

At the end of the Quarter, the Company held fixed term deposits with Barclays Bank in Jersey totaling $18 million.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 3.2. of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

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Production at Blanket

Gold production at Blanket for the Quarter was 21,070 ounces, setting a new record for a second quarter (Q2 2024: 20,773 ounces). The increase was due to higher grades and recoveries at 3.39g/t and 94.41% respectively. Milled tonnage was lower than the comparative quarter at 204,915, against the comparable quarter tonnage of 208,682.

Blanket sold 20,115 ounces in the Quarter. This represents a 5.9% decrease from the comparable quarter, when 21,363 ounces were sold. The ounces sold in the Quarter includes a net movement of 956 ounces of gold work-in-progress.

Solar plant sale

On April 11, 2025, the Company sold its Zimbabwe subsidiary Caledonia Mining Services (Private) Limited ("CMS") to CrossBoundary Energy Holdings ("CBE") for a pre-tax consideration of $22.35 million which was paid in cash. CMS owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. Under the terms of the sale, the solar plant will continue to provide Blanket Mine with power under an exclusive power purchase agreement, ensuring a reliable renewable energy source for the mine.

The construction of the solar plant was initially financed by a registered offering of Caledonia's shares in the USA in 2020, which raised $13 million through the issue of 597,963 shares. The majority of the proceeds of the sale have been invested in short and medium-term interest-earning deposit accounts and will be retained to invest in further growth opportunities.

Bilboes feasibility study

Caledonia has been progressing work on a feasibility study for the Bilboes project, initially due for publication in the first half of 2025. While ongoing work confirms the project has attractive economics, several new developments have prompted the Company to undertake further work to allow for the evaluation of key, and certain new, factors that we expect could positively impact project economics.

Exploration at Blanket

Announced on June 23, 2025, the results from 6,976 metres of underground drilling at Blanket from January 2024 to the end of April 2025 indicate that the existing Blanket and Eroica orebodies have grades and widths which are generally better than expected, while the Lima orebody is shown to continue below 22 level (750 metres). A new potential orebody has been intersected in the Blanket orebody area of the mine, with impressive grades and widths. These results will form part of the planned mineral resource update anticipated to be published by year end.

In addition to underground exploration drilling, Blanket has commenced a surface exploration project within the area held under the Blanket Mine mining lease. The program is targeting the Banded Iron Formation ("BIF") which strikes in a north-westerly direction and has been exploited at the nearby Vubachikwe and Sabiwa gold mines. The BIF extends from the southern boundary of the Blanket Mine lease area through to the northern boundary and beyond.

Initial work comprised Induced Polarisation ("IP") and Ground Magnetic ("GM") surveys over a selected area. These surveys delineated anomalous zones over a 600-metre strike length which subsequent surface reconnaissance mapping and pitting has shown to be quartz filled shear zones hosted within the BIF. Grab samples from shallow surface pits returned assay values ranging between 0.59 and 32.12 g/t from analysis at the Blanket Mine assay laboratory.

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2025 Production, cost and capital expenditure guidance

As announced on July 16, 2025, Blanket’s production guidance for 2025 increased from 74,000 - 78,000 ounces to 75,500 - 79,500 ounces. Guidance for Blanket's on-mine cost per ounce is unchanged at $1,050 - $1,150; guidance for all-in sustaining cost ("AISC") per ounce is unchanged at $1,690 - $1,790.

Guidance for the 2025 capital expenditure programme is unchanged at $41.0 million, with $34.1 million allocated to Blanket and $6.9 million at Bilboes and Motapa. These investments aim to modernise operations and improve mining efficiency at Blanket. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability and operational resilience and extend Blanket's mine life and thereby ensure the continued success of Blanket. All expenditure will be funded from cash generation and cash reserves with no anticipated impact on the dividend. Capital expenditure for 2025 is further discussed in section 4.9.

Change in directors and management

Mr. Johan Holtzhausen, who has served on the Board since 2013, did not seek reappointment by shareholders at the annual general meeting of shareholders which was held on May 6, 2025 and therefore retired from the Board and as chair of the Audit Committee with effect from that meeting. Ms. Tariro Gadzikwa, an independent non-executive director, was appointed by the Board to take over from Mr. Holtzhausen as chair of the Audit Committee immediately after the annual general meeting.

Change in quarterly reporting

Caledonia Mining Corporation plc will no longer publish financial statements and management’s discussion and analysis (MD&A) reports on a quarterly basis in accordance with Canadian securities regulations. This decision aligns with applicable exemptions under Canadian securities regulations, including National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, and reflects our status as an SEC foreign issuer with equivalent disclosure obligations outside Canada.

We remain fully committed to transparent and timely disclosure of material information through the publication of our annual and half-yearly financial statements and via recognised regulatory channels, and going forwards, we anticipate publishing revenue, costs and production results for the quarters for which we do not release detailed financial results (namely, the first and third quarters). This change does not affect our obligation to disclose any significant developments or risks that may materially impact the Group’s financial position or performance. We will continue to provide comprehensive MD&A commentary as part of our annual and semiannual reporting cycle.

Strategy and Outlook: increased focus on growth opportunities

The immediate strategic focus is to:

•	maintain production at Blanket at the targeted range of 75,500 - 79,500 ounces of gold for 2025 and at a similar level for 2026, whilst modernising operations and improving mining and operational cost efficiencies;

•	Engage in further exploration at Blanket with the objectives to upgrade existing inferred mineral resources to measured and indicated mineral resources so that Blanket’s life of mine may be extended and to commence exploration on other target areas on Blanket’s lease area which are outside the current mine footprint;

•	continue to evaluate development and funding options for the Bilboes sulphide project; and

•	continue with exploration activities at Motapa with a view to identifying sulphide and oxide mineral resources. It is expected that any sulphide mineral resources would eventually be treated at the Bilboes sulphide project plant; oxide mineral resources may create short term, relatively short-life revenue opportunities.

The strategy and outlook of Caledonia is further discussed in section 4.9 of this MD&A.

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3. SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter and the comparative periods prepared under IFRS.

For the	3 months ended June 30,		6 months ended June 30,
Unaudited	2025	2024	2025	2024
		Restated*		Restated*
Revenue	65,309	50,107	121,487	88,635
Royalty	(3,507)	(2,475)	(6,278)	(4,409)
Production costs	(23,954)	(20,460)	(46,576)	(39,420)
Depreciation	(4,042)	(4,239)	(7,901)	(8,058)
Gross profit	33,806	22,933	60,732	36,748
Net foreign exchange loss	(1,026)	(2,182)	(2,278)	(7,064)
Administrative expenses	(4,363)	(3,664)	(8,961)	(6,275)
Fair value loss on derivative financial instrument	-	(174)	(1,592)	(476)
Equity-settled share-based expense	(226)	(305)	(82)	(506)
Cash-settled share-based expense	(285)	(4)	(443)	(57)
Other expenses	(1,103)	(664)	(1,946)	(1,264)
Other income	75	185	141	349
Profit on the sale of non-current assets held for sale	8,540	-	8,540	-
Operating profit	35,418	16,125	54,111	21,455
Finance income	121	3	127	9
Finance cost	(602)	(797)	(1,502)	(1,529)
Profit before tax	34,937	15,331	52,736	19,935
Tax expense	(11,341)	(5,151)	(17,977)	(7,681)
Profit for the period	23,596	10,180	34,759	12,254

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	239	178	446	34
Total comprehensive income for the period	23,835	10,358	35,205	12,288

Profit attributable to:
Owners of the Company	20,487	8,283	29,402	9,769
Non-controlling interests	3,109	1,897	5,357	2,485
Profit for the period	23,596	10,180	34,759	12,254

Total comprehensive income attributable to:
Owners of the Company	20,726	8,461	29,848	9,803
Non-controlling interests	3,109	1,897	5,357	2,485
Total comprehensive income for the period	23,835	10,358	35,205	12,288

Earnings per share
Basic earnings per share (cents)	105.7	41.6	150.3	48.9
Diluted earnings per share (cents)	105.7	41.6	150.3	48.9
Adjusted earnings per share (cents)
Basic	113.9	44.6	172.4	54.2
Dividends paid per share (cents)	14.0	14.0	28.0	28.0

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3.1 Revenue analysis

The table below reconciles “Average realised gold price per ounce” to the revenue shown in the financial statements, which have been prepared under IFRS.

Reconciliation of average realised gold price per ounce
($’000’s, unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2025	2024	2025	2024
Revenue (IFRS)	65,309	50,107	121,487	88,635
Revenues from sales of silver	(35)	(51)	(67)	(77)
Revenues from sales of gold	65,274	50,056	121,420	88,558
Gold ounces sold (oz)	20,487	21,764	39,875	40,640
Average realised gold price per ounce (US$/oz)	3,186	2,300	3,045	2,179

Revenue in the Quarter was 30.3% higher than the comparative quarter due to a 38.5% increase in the average realised price of gold sold marginally offset by a 5.9% decrease in ounces sold. Sales in the Quarter exclude 4,115 ounces (Q2 2024: 1,066) of gold that were held as work-in-progress at the end of the Quarter and were sold early in July 2025; sales for the Quarter include 3,159 ounces of gold sold that were held as work-in-progress as at March 31, 2025.

The royalty rate payable to the Government of Zimbabwe was unchanged at 5%.

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3.2 Production, other cost and other income analysis

3.2.1 Cost per ounce

Cost per ounce of gold sold
(US$/ounce)
	Bilboes oxide mine				Blanket				Consolidated
	3 months ended		6 months ended		3 months ended		6 months ended		3 months ended		6 months ended
	June 30		June 30		June 30		June 30		June 30		June 30
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
On-mine cost per ounce	2,249	1,993	2,176	1,903	1,102	995	1,140	1,019	1,123	1,013	1,161	1,037
All-in sustaining cost per ounce	2,458	2,136	2,366	2,015	1,793	1,473	1,789	1,410	1,805	1,485	1,801	1,422
All-in cost per ounce	2,458	2,136	2,366	2,015	2,000	1,686	1,929	1,568	2,142	1,775	2,031	1,633

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce,” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the principles set out by the World Gold Council and are further explained below.

  On-mine cost per ounce, which shows the on-mine costs of producing an ounce of gold and includes direct costs that are incurred on day-to-day activity for the mine and excludes once-off retirement and severance costs. ESG costs were included in the on-mine cost as well as in the comparative amounts due to the increased focus on ESG;
  AISC per ounce, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e., at offices in Harare, Bulawayo, Johannesburg and Jersey), capital costs required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the awards made to employees under the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”) less silver by-product revenue; and
  All-in cost per ounce, which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment). Exploration and evaluation costs were included in the all-in cost as well as in the comparative amounts.

A narrow focus on the direct costs of production does not reflect the cost of gold production under IFRS and adds certain capital and other costs. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

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Cost per ounce of gold sold
(US$/ounce)
	Bilboes oxide mine				Blanket				Motapa and Bilboes sulphide project				Consolidated
	3 months ended		6 months ended		3 months ended		6 months ended		3 months ended		6 months ended		3 months ended		6 months ended
	June 30		June 30		June 30		June 30		June 30		June 30		June 30		June 30
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Production cost (IFRS)	858	797	1,794	1,581	23,096	21,788	44,782	39,964	-	-	-	-	23,954	22,585	46,576	41,545
Cash-settled share-based expense	(21)	2	(38)	(7)	(485)	(632)	(733)	(722)	-	-	-	-	(506)	(630)	(771)	(729)
Exploration and safety costs	-	-	-	-	(375)	(366)	(630)	(586)	-	-	-	-	(375)	(366)	(630)	(586)
On-mine admin costs, employee incentives and intercompany adjustments	-	-	-	-	(552)	162	337	1,281	-	-	-	-	(552)	162	337	1,281
CSR costs	-	-	-	-	478	294	782	641	-	-	-	-	478	294	782	641
On-mine production cost (incl CSR)	837	799	1,756	1,574	22,162	21,246	44,538	40,578	-	-	-	-	22,999	22,045	46,294	42,152
Gold sales (oz)	372	401	807	827	20,115	21,363	39,068	39,813	-	-	-	-	20,487	21,764	39,875	40,640
On-mine cost per ounce ($/oz)	2,249	1,993	2,176	1,903	1,102	995	1,140	1,019	-	-	-	-	1,123	1,013	1,161	1,037

Royalty	57	42	115	85	3,450	2,921	6,163	4,812	-	-	-	-	3,507	2,963	6,278	4,897
Exploration, remediation and permitting cost	-	-	-	-	37	(3)	75	24	-	-	-	-	37	(3)	75	24
Sustaining capital expenditure#	-	-	-	-	8,120	5,599	13,879	8,180	-	-	-	-	8,120	5,599	13,879	8,180
Sustaining administrative expenses&	-	-	-	-	2,167	1,666	6,217	3,539	-	-	-	-	2,167	1,666	6,217	3,539
Silver by-product credit	-	-	-	-	(35)	(51)	(67)	(77)	-	-	-	-	(35)	(51)	(67)	(77)
Cash-settled share-based payment expense included in production cost	21	16	38	7	485	614	733	722	-	-	-	-	506	630	771	729
Cash-settled share-based payment expense	-	-	-	-	285	373	443	426	-	-	-	-	285	373	443	426

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Cost per ounce of gold sold
(US$/ounce)
	Bilboes oxide mine				Blanket				Motapa and Bilboes sulphide project				Consolidated
	3 months ended		6 months ended		3 months ended		6 months ended		3 months ended		6 months ended		3 months ended		6 months ended
	June 30		June 30		June 30		June 30		June 30		June 30		June 30		June 30
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Equity-settled share-based payment expense	-	-	-	-	226	383	82	584	-	-	-	-	226	383	82	584
Procurement margin included in on-mine cost*	-	-	-	-	(832)	(1,289)	(2,156)	(2,662)	-	-	-	-	(832)	(1,289)	(2,156)	(2,662)
All in sustaining cost	915	857	1,909	1,666	36,065	31,459	69,907	56,124	-	-	-	-	36,980	32,316	71,816	57,791
Gold sales (oz)	372	401	807	827	20,115	21,363	39,068	39,813	-	-	-	-	20,487	21,764	39,875	40,640
AISC per ounce ($/oz)	2,458	2,136	2,366	2,015	1,793	1,473	1,789	1,410	-	-	-	-	1,805	1,485	1,801	1,422

Non-sustaining administrative expenses&	-	-	-	-	1,308	1,220	1,850	1,958	-	-	-	-	1,308	1,220	1,850	1,958
E&E Assets - Motapa	-	-	-	-	-	-	-	-	1,193	1,520	1,534	1,644	1,193	1,520	1,534	1,644
E&E Assets - Bilboes	-	-	-	-	-	-	-	-	1,559	254	2,182	626	1,559	254	2,182	626
Permitting and exploration expenses	-	-	-	-	-	1	5	18	-	-	-	-	-	1	5	18
Non-sustaining capital expenditure#	-	-	-	-	2,846	3,327	3,617	4,344	-	-	-	-	2,846	3,327	3,617	4,344
AIC	915	857	1,909	1,666	40,219	36,007	75,379	62,445	2,752	1,774	3,716	2,270	43,886	38,638	81,004	66,381
Gold sales (oz)	372	401	807	827	20,115	21,363	39,068	39,813	-	-	-	-	20,487	21,764	39,875	40,640
All-in costs per ounce	2,458	2,136	2,366	2,015	2,000	1,686	1,929	1,568	-	-	-	-	2,142	1,775	2,031	1,633

* The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining cost and all-in cost as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

& Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. Administrative expenses are allocated between AISC and All-in cost.

# Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. All other costs related to existing operations are considered sustaining.

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On-mine cost per ounce

On-mine costs comprise electricity, labour, consumables, administrative, and other costs directly related to production, such as insurance, Blanket's software licensing, ESG and security.

Analysis of on-mine production costs between Blanket and Bilboes (non IFRS)
($’000’s)	3 months ended		6 months ended
	June 30		June 30
	2025	2024	2025	2024
Blanket	22,162	21,246	44,538	40,578
Bilboes	837	799	1,756	1,574
Total	22,999	22,045	46,294	42,152

On-mine cost per ounce ($/oz)	1,123	1,013	1,161	1,037

On-mine production cost per ounce increased by 10.9% in the Quarter compared to the comparative quarter.

The increase in on-mine cost per ounce in the Quarter, compared to the comparative quarter is illustrated in the graph below.

At Blanket, on-mine production cost increased by 10.7% from $995 per ounce in the comparative quarter to $1,102 in the Quarter. On-mine cost at Blanket exclusive of corporate social responsibility ("CSR") projects cost amounted to $1,078 per ounce.

Labour cost increased by $45 per ounce due to a higher headcount, 2025 inflationary increases, bonuses paid and overtime worked. On-mine production bonus payments were paid at maximum achievement level because production exceeded target for the Quarter and resulted in a new production record for a second quarter. A new clocking system, Firefly, was implemented in Q2 2025 and is expected to improve the management of our labour force and reduce inefficient labour allocation in future.

Consumable costs per ounce at Blanket in the Quarter increased by $47 due to higher repair and maintenance costs at the metallurgical plant and on underground trackless mining machinery in the Quarter compared to the comparative quarter.

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Other production costs increased by $19 per ounce due to inflationary increases in ZiG-denominated security, telecom expenses and water levies. Licences for new IT software acquired in 2024 as part of the ongoing modernisation of the business also contributed to the increase in other production costs.

Power costs per ounce decreased by $18 due to reduced reactive energy penalty charges after power factor correction equipment was installed in November 2024. Following the installation of electricity measuring systems in the previous quarter, management is evaluating the current electricity infrastructure, usage and supply to reduce electricity consumption and identify alternative sources of energy with a view to improving reliability and quality of supply and reducing operating costs.

The cost of heap leaching activities at Bilboes marginally increased from the comparative quarter by $5 per ounce. Leaching will continue for as long as it makes a positive cash contribution after the cost of leaching is incurred. Bilboes is discussed further in section 4.9.

All-in sustaining cost

All-in sustaining cost includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and deducts the solar power intercompany profit, prior to the sale of the solar plant on April 11, 2025, as this reflects the consolidated cost incurred at the Group level. The all-in sustaining cost per ounce for the Quarter was 21.5% higher than the comparative quarter predominantly due to higher on-mine costs, increased administrative costs, and sustaining capital expenditure. Sustaining capital expenditure includes underground capital development, IT software installation predominantly to enhance the on-mine resource management planning abilities, exploration at Blanket, electrical and surface engineering (as detailed in section 3.4). Following the commissioning of Central Shaft and the new TSF, further capital expenditure on these projects is classified as sustaining capital expenditure, rather than expansion capital expenditure. This means that more of the Blanket capital expenditure is allocated to sustaining capital expenditure rather than to expansion (non-sustaining) capital investment which is included in the calculation of all-in cost. AISC includes approximately $48 per ounce in respect of cash and equity settled share-based expenses relating to LTIP awards to employees and the increased share price in the Quarter.

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The increase in AISC per ounce in the Quarter compared to the comparative quarter is illustrated in the graph below:

All-in cost

All-in cost includes investment in capital expansion projects at Blanket and exploration and evaluation expenditure on projects. Capital projects at Blanket are discussed in section 4.4 and exploration and evaluation projects are discussed in section 5 for Bilboes and Motapa.

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3.2.2 Administrative Expenses

Administrative expenses are detailed in note 8 to the Consolidated Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Harare, Johannesburg, Bulawayo, the UK and Jersey, which provide the following functions: feasibility study, technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

Analysis of Administrative expenses
($’000’s)	3 months ended		6 months ended
	June 30		June 30
	2025	2024	2025	2024
Investor relations	197	102	370	237
Professional consulting fees and advisory services	507	538	903	782
Listing fees	96	172	217	321
Directors' fees (Caledonia and Blanket)	224	191	434	380
Employee costs	1,515	1,932	3,201	3,287
Employee costs - settlements - Group	325	-	1,111	-
Employee costs - bonuses - Group	675	212	1,133	63
Other	824	517	1,592	1,205
Total	4,363	3,664	8,961	6,275

Administrative expenses in the Quarter were 19.1% higher than the comparative quarter, primarily driven by an increase in employee headcount and a settlement payment to the former Chief Financial Officer. Additionally, costs that were reclassified as administrative costs in the second quarter of 2024 contributed to the rise. The inclusion of a bonus provision for 2025 further amplified expenses, contrasting with the comparable quarter, which had a lower bonus provision due to subdued performance up to end of Q2 2024.

3.2.3 Depreciation, foreign exchange (losses) gains and other expenses

The depreciation charge in the Quarter marginally decreased to the comparable quarter because of assets that were fully impaired in the last quarter of 2024.

Net foreign exchange movements in the Quarter relate to profits and losses arising on monetary assets and liabilities that are held in currencies other than the USD - principally the ZiG and, to a lesser extent, the South African Rand and the British Pound. The total net foreign exchange loss in the Quarter amounted to $1.0 million, and the net losses were predominantly due to the marginal devaluation of the ZiG rate against the USD, which contributed $0.7 million to the overall exchange losses for the period. Foreign exchange losses on the ZiG were incurred on ZiG to USD conversions on the Willing Buyer Willing Seller (WBWS) platform where considerable conversions of $7.2 million were made in the Quarter. To a lesser extent, exchange losses were realised on the ZiG-denominated prepayments, receivables for gold sales and VAT refunds which reduced in value in US Dollar terms between the date they were recognised and the reporting date. Unrealised foreign exchange losses on USD-denominated intercompany loans of approximately $0.3 million were incurred due to the strengthening of the South African Rand in the Quarter. The foreign exchange losses on intercompany loans are not expected to have a cash flow effect in the short term.

CSR cost amounted to $0.5 million in the Quarter. CSR is further discussed in section 4.2.

Other expenses include Intermediate Monetary Transaction Tax of $0.6 million for the Quarter that is chargeable on the transfer of physical money, electronically or by any other means and is charged at 2% per transaction performed in Zimbabwe.

15

3.2.4 Tax expense

Analysis of consolidated tax expense for the Quarter
($’000’s)	Blanket	South Africa	UK	Bilboes and CHZ	Total
Income tax	9,479	140	-	-	9,619
Withholding tax
Management fee	-	32	-	-	32
Deemed dividend	69	-	-	-	69
CHZ dividends to GMS-UK	-	-	574	-	574
Deferred tax	1,158	(111)	-	-	1,047
	10,706	61	574	-	11,341

The overall effective taxation rate for the Quarter was 32.5% (Q2 2024: 33.6%). The effective tax rate bears little relationship to the reported consolidated profit before tax.

The effective consolidated tax rate is higher than the enacted rate of Zimbabwean income tax due to the following reasons:

•	The rate of income tax in Jersey, the tax domicile of the parent company of the Group (i.e. the Company), is zero, which means there is no tax benefit to be realised by offsetting expenses incurred in Jersey against profit. Such expenses include administrative expenses and expenses incurred in respect of derivatives, and share-based payments;

•	Management fees charged to Blanket by the shared services centres in Bulawayo and in South Africa are not fully deductible for income tax purposes and incur withholding tax;

•	The Johannesburg office from time-to-time makes an intercompany profit, which results in a South African income tax expense. On consolidation, inter-company profits are eliminated, but the tax expense remains.

The effective taxation rate for Blanket was 26.7% (2024: 26.0%), which closely corresponds to the enacted Zimbabwean income tax rate applicable in 2025 of 25.75%.

From January 1, 2023 the Zimbabwean taxable income was calculated and paid in the proportion in which income was received.

From July 1, 2024, where a taxpayer's income is earned more than 50% in USD, the taxable income is calculated and paid on a USD50:ZiG50 basis.

Deferred tax predominantly comprises the difference between the accounting and tax treatments of capital investment expenditure. Most of the tax expense comprised income tax and deferred tax incurred in Zimbabwe.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”) on goods sold and intergroup services rendered.

Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividends paid from Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) to the Company’s subsidiary in the UK Greenstone Management Services Holdings Limited (“GMS-UK”).

3.2.5 Basic EPS

Basic IFRS EPS for the Quarter improved by 154% from 41.6 cents in the comparative quarter to 105.7 cents in the Quarter. Adjusted EPS for the Quarter excludes inter alia the effect of intercompany foreign net exchange movements and deferred tax. Adjusted EPS increased from 44.6 cents in the comparative quarter to 113.9 cents for the Quarter. A reconciliation from Basic IFRS EPS to adjusted EPS is set out in section 10.

16

3.3 Cash flow analysis

The table below sets out the summarised cash flows for the quarters ended June 30, 2025 and 2024 prepared under IFRS.

Summarised Consolidated Statements of Cash Flows (Unaudited)
	3 months ended		6 months ended
($’000’s)	June 30		June 30
	2025	2024	2025	2024
Net cash inflow from operating activities	28,084	19,086	41,273	23,973

Net cash used in investing activities	(8,359)*	(7,798)	(18,430)*	(12,209)

Net cash (used in) / from financing activities	(6,923)	1,021	(5,952)	(1,736)

Net increase in cash and cash equivalents	12,802	12,309	16,891	10,028
Effect of exchange rate fluctuations on cash and cash equivalents	(19)	485	(12)	(362)
Net cash and cash equivalents at the beginning of the period	(4,572)	(14,160)	(8,668)	(11,032)
Net cash and cash equivalents at the end of the period	8,211	(1,366)	8,211	(1,366)

*includes cash inflow of $21,966 for proceeds from the sale of non-current assets held for sale (net of selling costs)

3.3.1 Operating Activities

Cash flows from operating activities in the Quarter are detailed in note 24 to the Consolidated Interim Financial Statements. Cash inflows from operations before working capital changes in the Quarter were $31.2 million, compared to $24.8 million in the previous Quarter.

Cash generated from operations	3 months ended		6 months ended
($’000’s)	June 30		June 30
	2025	2024	2024	2023

Cash generated from operations before working capital changes	31,219	19,778	56,062	30,286

Cash flows from operations before working capital changes in the Quarter were 57.8% higher than the comparable Quarter predominantly due to higher gold prices received on gold sales.

The working capital movements in the Quarter resulted in a $3.4 million inflow primarily driven by a reduction in the gold sales receivables due to the timing of gold deliveries. Inventory levels were higher due to an increase of 17,671 tonnes in the stockpile during the Quarter. The stockpile reflects the significant improvement in mine performance in the Quarter, which now exceeds milling capacity, as discussed in section 4.3. Increased inventory spares were required to sustainably operate Blanket’s rock breakers, crushers, pneumatic air compressors, generators and trackless mining machinery. During the Quarter, Blanket received VAT refunds of US$6.7m from the Zimbabwe Revenue Authority (“ZIMRA”), which were offset against income tax and withholding tax. As at June 30, 2025 a balance of $1.9m in ZiG refunds was unutilised and will be applied against taxes payable in the third quarter of 2025.

Prepayments increased during the Quarter, as ZiG prepayments were made to suppliers to reduce cash held in ZiG and thereby mitigate the effects of devaluations in the ZiG. This strategy resulted in an additional $3.5 million in prepayments made by June 30, 2025 to lock in prices of goods denominated in ZiG.

3.3.2 Investing activities

The acquisition of property, plant and equipment relates to the investment at Blanket as discussed further in section 4.4; the investment in exploration and evaluation assets relates to the exploration work at Motapa.

17

3.3.3 Financing activities

Financing activities for the Quarter include dividends of $2.4 million paid to Blanket’s minority shareholders. During the quarter, Nedbank Zimbabwe Limited extended a 3-year term loan of $1.3 million for the acquisition of vehicles.

As previously advised, Caledonia has re-phased the declaration and payment of dividends to coincide with the scheduled board meetings to approve the publication of Caledonia's quarterly results. Caledonia declared a dividend of 14 cents per share on May 12, 2025 which was paid on June 6, 2025.

3.3.4 The effect of exchange rate fluctuations

The effect of exchange rate fluctuations on cash held reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected monetary assets and liabilities.

3.3.5 Overdraft facilities and term loans

Operating and investing activities at Blanket in the Quarter were funded by Blanket's operating cash flows and from Blanket’s overdraft facilities which were as set out below at June 30, 2025.

Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at June 30, 2025	Repayment terms	Security	Expiry
Stanbic Bank Limited	Apr-25	ZiG7 million	$0.1 million	On demand	Unsecured	Mar-26
Stanbic Bank Limited	Apr-25	$4 million	$2.7 million	On demand	Unsecured	Mar-26
CABS Bank	Oct-24	$1 million	$0.7 million	On demand	Unsecured	Oct-25
Ecobank	Mar-25	$4 million	$1.9 million	On demand	Unsecured	Mar-26
Nedbank	Apr-25	$7 million	$6.2 million	On demand	Unsecured	Apr-26

Term Loans
Lender	Date drawn	Principal value	Balance drawn at June 30, 2025	Repayment terms	Security	Expiry
CABS Bank	Oct-24	$3 million	$2 million	Quarterly	Unsecured	Mar-27
Nedbank	May-25	$1.3 million	$1.3 million	Quarterly	Motor vehicles	Mar-28

Letter of credit
Lender	Date drawn	Principal value	Balance drawn at June 30, 2025	Repayment terms	Security	Expiry
Stanbic Bank Limited		$3 million	Nil			Jun-26

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3.3.6 Hedging

From December 2022 the Company had the following put options to hedge gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672	1,750	December 2022 - May 2023
May 22, 2023	28,000	1,900	June - December 2023
December 19, 2023	12,000	1,950	January - March 2024
March 7, 2024	12,000	2,050	April - June 2024
April 10, 2024	12,000	2,100	July - September 2024
October 4, 2024	12,000	2,600	October - December 2024
February 3, 2025	43,439	2,600	February - December 2025

Caledonia has historically engaged in hedging to lock in a gold price so that Caledonia could continue its planned investment activities and maintain the dividend. Hedging activities comprise the purchase of “out-of-the-money" put options which are purchased for a one-off fee and lock in a minimum price over the number of ounces that are subject to the hedge. The entire cost of the outstanding options was recognised in the previous quarter because management believes there is little prospect that these options will have value due to the significant increase in the gold price. Following receipt of the proceeds of the sale of the solar plant in April 2025, Caledonia's net cash position has improved. Accordingly, Caledonia does not intend to engage in further hedging for the foreseeable future.

3.3.7 Bonds

In December 2022, a proposal for Caledonia Mining Services (Private) Limited (“CMS”) (the company owning the solar power plant) to issue bonds up to a value of $12 million in the form of bonds was approved. The decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have a fixed interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company, and up to the date of this MD&A, $11.6 million of bonds have been issued to Zimbabwean commercial entities. Due to the sale of CMS, the bonds were transferred to CHZ, a wholly owned subsidiary of Caledonia, so that Caledonia could maintain and develop its relationships with Zimbabwe’s institutional debt investors.

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3.4 Analysis of financial position

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2024 and December 31, 2023 prepared under IFRS.

Summarised Consolidated Statements of Financial Position (Unaudited) ($’000’s)
As at	Jun 30	Dec 31	Dec 31
	2025	2024	2023
			*Restated
Total non-current assets	300,646	287,046	274,074
Income tax receivable	106	355	1,120
Inventories	29,528	23,768	20,304
Derivative financial assets	-	-	88
Trade and other receivables	9,364	12,675	9,952
Fixed term deposit	18,000	-	-
Prepayments	11,663	6,748	2,538
Cash and cash equivalents	19,860	4,260	6,708
Assets held for sale	-	13,512	13,519
Total assets	389,167	348,364	328,303
Total non-current liabilities	73,741	68,505	63,970
Cash-settled share-based payment	751	634	920
Income tax payable	9,122	2,958	10
Lease liabilities	278	95	167
Loans and borrowings	1,741	1,174	-
Loan note instruments	1,093	855	665
Trade and other payables	29,137	26,647	20,503
Overdrafts	11,649	12,928	17,740
Liabilities associated with assets held for sale	-	104	128
Total liabilities	127,512	113,900	104,103
Total equity	261,655	234,464	224,200
Total equity and liabilities	389,167	348,364	328,303

Property, plant and equipment additions at Blanket amounted to $10.1 million in the Quarter (inclusive of intercompany mark-up). The additions during the Quarter predominantly related to:

•	New Tailings Storage Facility ("TSF") (second phase) - $2.7 million;

•	Capital development at 30 and 34 levels - $1.9 million;

•	Information technology infrastructure - $0.3 million;

•	Deep drilling and exploration - $0.4 million;

•	Electrical engineering - $0.7 million; and

•	Mill and surface engineering - $3.3 million.

The total capital expenditure for 2025 at Blanket is planned at $34.1 million and full year spend is expected to be within the guidance levels.

Inventory, trade receivables, prepayments and trade payables are discussed under section 3.3.

Overdrafts are used for short-term working capital funding requirements in Zimbabwe. Expiration dates and terms of the overdrafts and short-term loans are set out in section 3.3.5.

For details on the solar plant held for sale, refer to section 4.8.

20

The table below illustrates the distribution of the consolidated cash across the jurisdictions where the Group holds its cash:

Geographical location of net cash ($’000’s)	Sep 30,	Dec 31	Mar 31	Jun 30
As at	2024	2024	2025	2025
Zimbabwe	(11,375)	(10,251)	(7,051)	4,183
South Africa	1,754	1,539	961	2,225
UK/Jersey	1,986	44	1,518	1,765
Dubai	–	–	58	38
UK/Jersey - Fixed term deposits	-	-	-	18,000
Total net cash and cash equivalents	(7,635)	(8,668)	(4,572)	26,211

At the end of the Quarter, $5.4 million of the closing cash balance in Zimbabwe was held in ZiG, largely due to the timing of receipt of ZiG denominated gold sales shortly before Quarter end. The ZiG balance reduced after the end of the Quarter, to $1.9 million as of August 4, 2025.

Fixed term deposits

As of the end of the Quarter, the Company held fixed term deposits with Barclays Bank in Jersey totaling $18 million. These deposits are part of the Company’s cash management strategy to optimise returns on liquid assets while preserving capital. The fixed term deposits have maturity periods ranging from 3 to 9 months, with contracted interest rates between 4.07% to 4.20% per annum. Interest income on these deposits is accrued over the life of the instruments and is received on maturity. The Company expects to realise approximately $0.35 million in interest income upon maturity.

3.5 Supplementary financial information

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The amounts are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2023	2023	2024	2024	2024	2024	2025	2025
	*Restated	*Restated	*Restated	*Restated	*Restated
Revenue	41,187	38,661	38,528	50,107	46,868	47,515	56,178	65,309
(Loss)/profit attributable to owners of the Company	3,823	(3,402)	1,486	8,283	2,264	5,865	8,915	20,487
EPS – basic (cents)	20.7	(18.7)	7.3	42.2	12.0	29.7	44.6	105.7
EPS – diluted (cents)	20.7	(18.7)	7.3	42.2	12.0	29.7	44.6	105.7
Net cash and cash equivalents	(3,192)	(11,032)	(14,160)	(1,366)	(7,635)	(8,668)	(4,572)	8,211

* Refer to section 12 and section 13.

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4. OPERATIONS

4.1. Safety and Health

4.1.1. Blanket

Blanket Safety Statistics
Leading Indicators	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2023	2023	2024	2024	2024	2024	2025	2025
Accident Free Days	85	89	82	81	85	88	83	85
Near Misses	3	7	12	2	4	9	21	11
Total Injury Frequency Rate	0.8	0.4	0.9	1.3	0.9	0.4	0.6	0.7
Audits	-	-	86	79	587	529	42	29
Inspections	46	73	129	158	552	734	854	926
No. of Employees Inducted	688	607	614	985	1,008	827	978	562
Safety Meetings	67	74	53	82	128	123	123	178
No. of Employees Trained	477	672	1,245	1,615	1,682	1,793	4,933	7,746
Planned Job Observations	1,030	1,097	739	1,155	2,762	2,440	1,963	2,031
Workplace Conditions Inspections	-	-	-	-	5,195	4,890	5,805	4,883

Blanket Safety Statistics
Lagging Indicators	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2023	2023	2024	2024	2024	2024	2025	2025
Loss of Life	-	-	-	-	1	-	-	-
Lost Time Injuries	1	2	1	-	1	2	4	1
Restricted Work Activity Case	3	1	5	9	2	1	2	2
Medical Aid Case Injuries	1	1	1	3	3	1	2	3
First Aid	-	-	1	-	1	-	-	-
Total Injuries	5	4	8	12	8	4	8	6
Shifts Lost	130	182	32	-	6,018	110	337	257

Under the oversight of the Chief Operating Officer, who was appointed in May 2024, Blanket's management initiated a comprehensive review of safety procedures and safety training following which several measures have been or are being implemented.

•	A Group SHE Manager has been recruited who has introduced an even more proactive approach to safety which focuses on leading safety indicators such as the number of planned job observations and workplace condition inspections and an increase in the number of employees who have been trained to reinforce hazard awareness and compliance with safety protocols.

•	Accident investigation procedures have been reviewed to improve “Root Cause Analysis” and a digital tracking system is now being introduced to enhance the monitoring of follow-up actions.

•	Real-time camera monitoring of high-risk areas is being introduced.

•	The “Stop, Look, Assess and Manage” (SLAM) methodology was introduced as a proactive, task-based risk assessment tool to ensure that workers assess hazards before they commence any task.

•	In January 2025, a 10-point accident mitigation plan was developed and implemented. By the end of the Quarter, implementation of the plan was 90% complete and the rate of new reported incidents decreased.

•	A Visible Felt Leadership programme has been introduced – with benefits not only in terms of improved safety performance, but also for increased operating effectiveness.

•	Baseline risk assessments have been completed, and bowtie analyses are being prepared for the top 20 identified risks.

•	Measures have been put in place to improve the readiness to deal with emergency situations.

22

The Total Injury Frequency Rate (“TIFR”) increased in the Quarter compared to the previous quarter, but it was lower than the average TIFR over a longer period.

4.1.2. Bilboes oxide mine

Bilboes Oxide Mine Safety Statistics
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Classification	2023	2023	2024	2024	2024	2024	2025	2025
Minor Injury	-	-	2	-	-	-	-	-
Lost time injury	-	-	-	-	-	-	-	-
Occupational illness	-	-	-	-	-	-	-	-
Total	-	-	2	-	-	-	-	-
Incidents	2	4	1	1	5	6	-	4
Near misses	2	-	-	-	-	-	3	-
Total Injury Frequency Rate	-	-	-	-	-	-	-	-

The Bilboes oxide mine has been on care and maintenance since the end of the third quarter of 2023.

4.2. Gold Production - Blanket

Below is a table showing quarterly gold production in the Quarter and the preceding seven quarters:

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2023	2023	2024	2024	2024	2024	2025	2025
Gold Produced (oz)	21,772	20,172	17,050	20,773	18,992	19,841	18,671	21,070

Gold production at Blanket for the Quarter was 1.4% higher than the comparable quarter. Gold production excludes approximately 3,200 ounces of gold estimated to be contained in the ore stockpile at the end of the Quarter.

4.3.1 Mining Operations – Blanket

The table below shows tonnes hoisted from Blanket in the Quarter and the preceding seven quarters.

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
(Tonnes 000's)	2023	2023	2024	2024	2024	2024	2025	2025
Hoisted	200.1	203.8	158.1	198.3	202.3	213.5	211.3	222.8

Tonnes broken and hoisted in the Quarter increased compared to the comparative quarter after the introduction of revised management structures in late 2024 which increased the direct supervision of underground mining, tramming and hoisting activities. Tramming activities also improved as result of a reduction in the downtime of tramming equipment and the better synchronization of tramming crews.

The improved rate of mining and hoisting in the Quarter exceeded milling capacity, which meant that at the end of the Quarter approximately 33,037 tonnes of ore were stockpiled on surface (March 31, 2025: 15,154 tonnes) representing approximately 12 days of target mill throughput. Management intends to maximise mine production to further build the ore stockpile to create a buffer to absorb unforeseen interruptions to mining activities and to allow milling to continue uninterrupted during scheduled engineering work on winders and shafts.

23

4.3.2 Milling Operations - Blanket

Blanket - Production Statistics
	Year	Tonnes milled	Gold Head (Feed) grade	Gold Recovery	Gold Produced
		(t)	(g/t Au)	(%)	(oz)
Year	2021	665,628	3.36	93.9	67,476
Year	2022	752,033	3.56	93.8	80,775
Q1	2023	170,721	3.11	93.8	16,036
Q2	2023	179,087	3.22	94.0	17,436
Q3	2023	208,902	3.46	93.7	21,772
Q4	2023	211,730	3.17	93.6	20,172
Year	2023	770,440	3.25	93.8	75,416
Q1	2024	175,101	3.23	93.9	17,050
Q2	2024	208,682	3.31	93.7	20,773
Q3	2024	205,975	3.07	93.4	18,992
Q4	2024	207,721	3.18	93.6	19,841
Year	2024	797,479	3.20	93.6	76,656
Q1	2025	201,755	3.09	93.6	18,671
Q2	2025	204,915	3.39	94.4	21,070

Gold production for the Quarter was 1.4% higher than the comparative quarter due to the higher grade and higher recovery offset by the lower tonnes milled.

Tonnes milled in the Quarter equated to an average throughput of 99.1 tonnes per hour (tph), compared to the anticipated rate of 97.8 tph.

The grade and plant throughput for the Quarter were higher than target resulting in the surpassing of the target gold production.

The recovery rate in the Quarter was 94.4%, which represents a new record. The improved recovery was due to the introduction of an additional tank in the carbon-in-leach circuit, closer attention to dosage levels of reagents and improved process controls. The improved recovery rate in the Quarter compared to the average recovery of 93.6% in 2024 resulted in approximately 175 ounces of additional gold production in the Quarter. In the absence of unforeseen changes to the ore feed grade or mineralogy, it is anticipated that the recovery rate achieved in the Quarter can be sustained. The metallurgical team at Blanket continues to evaluate opportunities to achieve further improvements in recovery.

4.4 Projects - Blanket

The main capital projects are ongoing mine development to provide access to new mining areas and the completion of the new TSF.

On-mine capital development includes the infrastructure which will allow for three new production levels (26, 30 and 34 levels); a fourth level (38 level) is to be added in due course via a twin decline. Work on this decline commenced in February 2024 and 5,826 meters of development were achieved in the Quarter against a plan of 4,990 meters.

The TSF is being built on a modular basis to spread the cost over a longer period, and to ensure that the first phase could receive material before the old TSF reached its full capacity. Work on the TSF commenced in March 2023, the first phase of the project was completed at the end of February 2024 and deposition on the new TSF commenced on October 30, 2024. All of Blanket’s tailings have been deposited on the new facility from the beginning of 2025. Work on the TSF continued during the quarter with the delivery of lining material which had been delayed in the first quarter. The delay is not expected to have any adverse effect on scheduled production, with overall progress on the TSF at 96% at the end of the Quarter.

Refer to section 4.9 for the 2025 capital expenditure program.

24

4.5. Indigenisation

As set out in previous MD&As, transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket.

Following the appointment of President Mnangagwa in 2017, the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million, which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at June 30, 2025 was $7.2 million (December 31, 2024: $10.3 million). The facilitation loans (including interest thereon) are repaid by way of the sacrifice of most of the dividends from Blanket: 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. GCSOT, which holds 10% of Blanket, repaid all of its facilitation loan in September 2021; accordingly, it now receives its entire entitlement to Blanket dividends without further deductions.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Interim Financial Statements.

4.6. Bilboes

Sulphide feasibility study

The main objective at Bilboes is to construct a large, multiple open-pit operation to extract and process sulphide mineralisation. A feasibility study in respect of the Bilboes sulphide project was prepared by the previous owners which targeted mine and processing operations to produce an average of 168,000 ounces of gold per annum over a 10-year life of mine. Caledonia does not regard this previous study as a current feasibility study.

In June 2024, Caledonia announced a revised development plan for Bilboes in the form of a Preliminary Economic Analysis (“PEA”).

Caledonia has been progressing work on a new feasibility study for the Bilboes project, initially due for publication in the first half of the year. While ongoing work confirms the project has attractive economics, several new developments plus higher indicated capital costs have prompted the Company to undertake further work to allow for the evaluation of key, and certain new, factors that we expect could positively impact project economics. These include:

•	Potential relocation of the TSF to a more suitable location, including considering a location on Caledonia’s Motapa property, immediately adjacent to Bilboes, which, due to the topography of the area, could reduce initial construction costs;

•	Re-assess a smaller-scale development approach, taking into account both economic returns and deliverability; and

•	Explore near-term revenue opportunities across the portfolio.

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Caledonia remains committed to maximising Caledonia’s net present value per share: this means identifying the optimal balance between growth and equity dilution, having regard to an acceptable degree of debt funding. Funding solutions are being progressed in tandem with work on the new feasibility study. It is anticipated that funding will include elements of non-recourse project funding, mezzanine funding and loans against Caledonia’s other assets. Finalisation of funding structures will only be possible after publication of the feasibility study and the timing will be subject to the timing imposed by prospective funders.

4.7. Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarised as follows:

•	Blanket produces doré gold that it is obliged to deliver to Fidelity Gold Refiners (Private) Limited (“Fidelity”), a subsidiary of the Mutapa Investment Fund (a sovereign wealth fund of the Zimbabwe state), which refines the gold to a purity of 99.5% on a toll-treatment basis. With effect from February 6, 2025, 30% of the resultant gold was sold to Fidelity and the remaining 70% exported by Caledonia to a refiner of its choice outside Zimbabwe for final processing (previously it was a 25%/75% split). During the Quarter, gold exports were sold to Al-Etihad Gold Refinery and Stonex Financial Limited. The sale proceeds for the gold sold via the offshore refiners are paid in US Dollars to Blanket’s bank accounts in Zimbabwe within 48 hours of delivery. Management believes this sales mechanism may allow the Company to raise debt funding secured against offshore gold sales. 30% of Blanket's gold is sold to Fidelity at a price that reflects the prevailing London Bullion Market Association price and the official ZiG/USD exchange rate on the date of sale. Payment is made by Fidelity to Blanket in ZiG (from April 5, 2024) within 14 days of the sale. Fidelity deducts a refining fee of 1.24% from the ZiG sale proceeds; Fidelity collects half of the 5% royalty which is payable to the Government of Zimbabwe in physical gold which is deducted from the amount exported and the balance is paid in USD and ZiG proportionately to the revenue split between USD and ZiG (as discussed further below).

•	The interbank RTGS$/USD and ZiG/USD exchange rates at each quarter end and at the latest practicable date prior to the publication of this MD&A are set out below.

Interbank Exchange Rates
	(RTGS$:US$1)	(ZiG:US$1)
December 31, 2023	6,104.72
March 31, 2024	22,055.47
April 5, 2024	30,674.32	13.56
June 30, 2024		13.70
July 31, 2024		13.79
August 8, 2024		13.80
September 30,2024		24.88
December 31, 2024		25.80
March 31, 2025		26.77
June 30, 2025		26.95

The interbank exchange rate was relatively stable during the Quarter.

Devaluation of the ZiG (RTGS$ replaced by the ZiG with effect from April 5, 2024) means that net monetary assets held in ZiG (previously RTGS$) will devalue in USD terms. In the ordinary course of its business, The Group has net ZiG-denominated assets comprising ZiG-denominated cash and receivables (primarily for the gold sold to FGR and VAT receivables) and ZiG liabilities (mainly comprising taxes payable). During the Quarter, Blanket incurred net realised foreign exchange losses of $0.7 million due to the devaluation of the ZiG. These losses affected cash generated. To reduce the exposure to such losses, management has engaged in aggressive ZiG-denominated procurement to reduce its ZiG-denominated cash. This activity frequently results in Blanket making prepayments in respect of consumables and supplies denominated in ZiG, which also adversely affects cash generation. During the Quarter, Blanket participated to a greater extent in the “Willing-Buyer-Willing-Seller" foreign exchange market and realised conversions of $7.2m, which has seen an increase in liquidity.

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Electricity supply

Blanket requires approximately 24MW of electricity to maintain all mining and processing operations.

Blanket obtains approximately 20% of its power requirements from a captive solar plant, which was previously owned by Caledonia’s subsidiary CMS but was sold, through the sale of CMS, towards the beginning of the Quarter. The solar plant was commissioned in March 2023 at a cost of approximately $14.2 million. In general, the solar plant has operated better than anticipated. The solar plant does not provide any power at night and output is severely restricted if there is anything other than unbroken sunshine. Solar output was adversely affected in the Quarter by an increased incidence of cloudy days and 5,739Gwh of power was provided by the solar plant in the Quarter.

In the ordinary course of events, the remainder of Blanket’s power is imported into Zimbabwe (mainly from Mozambique) and is “wheeled” through the Zimbabwe grid to Blanket. Due to the very poor condition of the grid - particularly in Blanket’s location – the grid power provided to Blanket is subject to frequent interruptions. In addition, power obtained through the grid is subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment.

In recent years, Blanket has increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis. Electricity produced by diesel generators costs approximately 45 cents/kWh compared to 12.8 cents/kWh for grid power.

During the Quarter Blanket consumed 33.0GWh of power compared to a plan of 30.9GWh. The higher-than-expected consumption was due to higher hoisting and milling and unbudgeted loads which includes ventilation fans to improve safety conditions underground.

The following initiatives have been implemented by Blanket to alleviate the power challenges:

•	2019: installed two 10MVA auto tap transformers on the Zimbabwe Electricity Supply Authority ("ZESA") supply line to protect equipment at No. 4 shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply (cost: $0.488m).

•	2019: two further 10MVA auto tap transformers were installed to protect equipment at Central shaft (cost: $0.488m).

•	Caledonia’s 12.2MWac solar plant was commissioned in early 2023 at a cost of $14.2 million and provides approximately 20% of Blanket’s average daily electricity demand.

•	In April 2023 Blanket entered into a power supply agreement with the Intensive Energy Users Group (“IEUG”) and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe and strengthen the Zimbabwean power grid. As a result of this arrangement, Blanket has paid a lower tariff for energy supplied by IEUG but, as noted above, it has not improved the power quality received at Blanket.

•	In November 2024 power factor correction equipment was installed at a cost of $1.5 million. In the long term this equipment is expected to reduce diesel consumption. and has reduced the penalty charges incurred from ZESA resulting in savings of approximately $75,000 per month.

In addition to the above, the capital budget for 2025 includes provision to re-configure the Central shaft winder so that it uses less power: the capital cost of this exercise is approximately $2.4 million with an anticipated saving of approximately $1.2 million per annum.

In the preceding quarter equipment was installed to accurately measure the electricity consumption at each of the main consumption points (e.g. compressors, winders, etc). Using this information management is investigating ways to reduce Blanket's overall electricity consumption by using the available shafts and machinery more efficiently. Management is also evaluating other options to improve the overall quality of Blanket’s power supply to enhance operational resilience and reduce costs.

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Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2024/2025 rainy season was better than usual; accordingly, management does not expect any shortage of water for the remainder of 2025. Nevertheless, initiatives are under way to reduce water consumption.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects the Group are as follows:

•	A royalty is levied on gold revenues at a rate of 5%.

•	Income tax is levied at 25.75% (2024: 25.75%) on taxable income as adjusted for tax deductions in the tax year. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. There is a deduction of 100% of all capital expenditure incurred in the year of assessment. As noted above, the royalty is deductible for income tax purposes. The calculation of taxable income is performed using financial accounts prepared in USD and split between USD and ZiG (before April 5, 2024, the RTGS$) based on the currency in which the transactions are denominated.

•	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.8. Solar plant

As noted in section 4.7, Blanket suffers from unstable grid power and power outages. In 2020, the Company raised $13 million (before commission and expenses) to fund the construction of a 12.2MWac solar plant through the sale of 597,963 shares at an average price of $21.74 per share. The solar plant was fully commissioned in early February 2023 at a construction cost of $14.3 million; the plant provides approximately 20% of Blanket’s total electricity requirement.

In December 2022, the Board approved a proposal for CMS (which owns the solar plant) to issue bonds up to a value of $12.0 million in the form of bonds. The decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and up to the date of this MD&A $11.5 million of bonds have been issued to Zimbabwean commercial entities. In anticipation of the sale of the solar plant and in the interest of maintaining an ongoing relationship with Zimbabwean institutional debt providers, the bonds were transferred to CHZ so that CHZ is now the issuer of the bonds.

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build and own the solar plant. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar plant, provided Blanket retains long term access to the power it produces. After a structured sale process, Caledonia concluded the sale of CMS as the owner of the solar plant to CBE on April 11, 2025 for a gross cash consideration of $22.35 million. The new owners will continue to exclusively supply Blanket with electricity from the plant. This transaction realised a profit on Caledonia's investment in the plant of $8.5 million. The proceeds of the sale will be retained by the Company for reinvestment in Caledonia’s core business of gold mining that should yield higher returns to our shareholders.

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4.9. Opportunities and Outlook

Production and cost guidance

In a Company announcement published on 16 July 2025, Blanket production guidance for 2025 increased from 74,000 - 78,000 ounces to 75,500 - 79,500 ounces.

Guidance for Blanket's on-mine cost per ounce in 2025 is unchanged at $1,050 - $1,150; guidance for all-in sustaining cost ("AISC") per ounce in 2025 is unchanged at $1,690 - $1,790.

Capital expenditure

Guidance for the 2025 capital expenditure programme remains unchanged as $41.0 million, with $34.1 million allocated to Blanket and $5.8 million at Bilboes and Motapa. These investments aim to modernise operations and improve mining efficiency at Blanket. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability, and ensure the continued success of Blanket over its recently increased life of mine. All expenditure will be funded from cash generation and cash reserves with no anticipated impact on the dividend.

Key projects include:

•	Blanket development: $6.6 million to carry out planned development of 4,663 meters including an additional 590 meters to improve flexibility and access higher grade areas from the previously reported life of mine plan.

•	Efficiency improvements: $3.4 million for energy-saving initiatives at Blanket.

•	Operational resilience: $4.8 million to complete the TSF and $0.7 million for IT upgrades as the business continues to modernise its systems and processes.

•	Exploration and project development: $5.8 million towards exploration at Motapa, building on encouraging results in 2024 and to complete the feasibility study at Bilboes.

Further information on the composition of planned capital expenditure for 2025 is set out in the previous MD&A.

The 2026 and 2027 capital expenditure at Blanket is expected to be $22 million and $27.2 million respectively.

Further expenditure at Bilboes and Motapa will depend on the strategic prioritisation of the uses of cash and the outcome of further work in 2025 on the feasibility study and exploration respectively.

Dividend

Caledonia has paid a quarterly dividend since 2012. Dividends have typically been declared and paid in January, April, July and October of each year. To streamline the administration relating to board processes, future dividends are expected to be declared at the same time as the publication of quarterly results i.e. in the middle of March, May, August, and November. Payment of the dividends will be subject to the usual regulatory and administrative procedures i.e. approximately four weeks after the dividend has been declared.

This change noted above relates only to the timing of future dividends; this change does not denote any change in the Company's dividend policy.

The board will consider the continuation of the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including with regard to Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

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Strategy

The immediate strategic focus is to:

•	maintain production at Blanket at the targeted range of 75,500 to 79,500 ounces of gold for 2025 and at a similar level for 2026, whilst modernising operations and improving mining and operational cost efficiencies;

•	Engage in further exploration at Blanket with the objectives to upgrade existing inferred mineral resources to measured and indicated mineral resources so that Blanket’s life of mine may be extended and to commence exploration on other target areas on Blanket’s lease area which are outside the current mine footprint;

•	complete the new feasibility study on the Bilboes sulphide project, continue to evaluate funding solutions, raise funding and commence development of the sulphide project; and

•	continue with exploration activities at Motapa with a view to identifying sulphide and oxide mineral resources. Any sulphide mineral resources are expected to eventually be treated by the Bilboes sulphide project plant; oxide mineral resources may create short term, relatively short-life revenue opportunities.

5. EXPLORATION

Caledonia’s exploration activities are focused on Blanket and Motapa.

Blanket

Deep exploration drilling continues at Blanket primarily targeting the down dip continuations of the main orebodies at Blanket mine, namely, Lima, Eroica, AR South, AR Main and the six Blanket orebodies.

Results of this drilling program were announced on June 23, 2025 which provides detail regarding the drilling results. Of note from the drilling results are the continued and generally better than expected grades and widths being encountered with intersections of up to 9.98 metres wide (true width) grading at 25.06 grammes per tonne (see announcement entitled “High Grade Drill Results at Blanket Mine, June 23, 2025”). In addition, a potential new mineralized zone has been encountered which will be subject to further targeted drilling activities.

The drilling could potentially upgrade confidence in the mineral resource classification from inferred to indicated mineral resources. Deeper drilling serves to increase the delineation of the mineralised zones thereby potentially increasing the inferred mineral resource base.

Blanket has commenced a surface exploration project within the area held under the Blanket mining lease. The program is targeting the Banded Iron Formation (“BIF”) which strikes in a north-westerly direction and has been exploited at the nearby Vubachikwe and Sabiwa gold mines. The BIF extends from the southern boundary of the Blanket lease area through to the northern boundary and beyond.

For the year to date, a first phase of eight shallow trenches totaling 1,174.60 meters were excavated on the BIF horizon in the southern portion of the Blanket mining lease known as Sabiwa Solar Block. Geological mapping revealed the presence of various lithological units with discontinuous zones of BIF.

A second phase of shallow surface trenching is currently in progress with a total of 2,220 meters excavated from 13 shallow surface trenches. Geological mapping has revealed a discrete zone of BIF associated with shear zones and quartz veining or silicification.

In light of the encouraging results of the surface trenching campaign, shallow reverse circulation drilling may be carried out in the year to evaluate any defined anomalous mineralized zones.

It is anticipated that the results from the trenching activities with be published during the third quarter of 2025.

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Motapa

$2.8 million has been allocated to the 2025 work program at Motapa comprising a total of 1,200 meters of Diamond Drilling (“DD”) and 20,800 meters of Reverse Circulation (“RC”) drilling. To date, a total of 1,788 meters of DD drilling and 9,638 meters of RC drilling has been completed.

The drilling activities are focused on the Motapa North trend where drilling is designed to evaluate the potential of the sulphide mineralisation below historically mined oxide open pits. Drill sections are spaced on average at 25 meters apart, designed to achieve an indicated mineral resource classification to a depth of approximately 175 meters below surface.

Secondary drilling activities are underway at the Mpudzi exploration target area. The drilling at this early stage of exploration is designed to evaluate the oxide mineralisation potential at Mpudzi. As such, the drill sections are spaced on average 25 metres apart and drilled to an average depth of approximately 80 meters. This is firstly to obtain sample values and secondly to accurately define the oxidation surfaces between the oxide and sulphide mineralisation.

All samples submitted for assay are to independent analytical laboratories located in Zimbabwe. Due in part to the ever-increasing exploration activities within Zimbabwe, turn-around time for receiving analytical results has been negatively impacted. Currently around 50% of the samples submitted for analysis have been received. Continuous engagement by the exploration team with the analytical laboratories has seen an improvement in turn-around time in recent weeks.

Drilling at Motapa is expected to be completed at the end of the third quarter although it is expected that the analytical results for the full drilling program will only be available during the last quarter of the year.

At the historic Motapa heap leach pad, last worked in the early 2000s, a total of five trenches were cut into the heap leach pad exposing the base of the heap leach pad. Composite bulk samples over a width of 3.0 meters were taken and subjected to a particle size distribution (“PSD”) analysis at various sizes.

The screened fractions were assayed for gold content by means of fire assay at an independent laboratory. In addition, three duplicate samples were analysed for recoverable gold by direct cyanidation by means of bottle roll assaying at two independent laboratories and at the Group’s Isabella laboratory located at Bilboes.

Results indicate there may be recoverable gold remaining in the coarser fractions of the heap leach and further work is in progress to determine the economic potential of releaching a portion of the heap leach pad.

6. ENVIRONMENT, SOCIAL AND GOVERNANCE ("ESG")

Global Reporting Initiative (“GRI”)

Caledonia published its 2024 ESG Report, its second in alignment with the GRI, during the Quarter.

Global Industry Standard on Tailings Management (“GISTM”)

The Group has undertaken to design, construct, operate and close its TSFs in alignment with the GISTM. The Company has appointed the Chief Operating Officer as the Accountable Executive overseeing all TSFs under operation and development, and the Engineer of Record for the Blanket Mine TSFs is Epoch Resources (Pty) Ltd. The design of the TSF for the Bilboes feasibility study is being done taking the GISTM into account.

A Group Tailings Storage Facility Policy Statement was approved and published during the Quarter, and is available on Caledonia’s website (www.caledoniamining.com).

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Whistleblowing Policy

The Group is committed to conducting its business with honesty and integrity and expects all staff to maintain high standards in accordance with its Code of Business Conduct, Ethics and Anti-Bribery Policy, and the Group encourages all stakeholders to act similarly. However, all organisations face the risk of things going wrong from time to time, or of unknowingly harboring illegal or unethical conduct. An independent external whistleblowing service is in place to provide a facility and process for reporting incidences of such conduct. A stand-alone whistleblowing policy underpinning the use of the service and detailing how grievances are managed was adopted in the Quarter and is available on Caledonia’s website.

6.1 Environment

Blanket Mine Water

Quarterly water consumption (000's m3)	Q2	Q3	Q4	Q1	Q2
	2024	2024	2024	2025	2025
Water abstracted
Surface water (Blanket dam)	357	380	410	316	378
Ground water	208	185	233	247	212
Water abstracted (surface and ground)	566	564	643	564	589
Recycled water	191	188	199	240	243
Water consumption
Plant water usage	327	345	317	237	295
Underground, gardens, car wash, losses	195	171	166	148	129
Domestic consumption	242	228	156	145	159
Total water use	764	744	640	529	584

During the Quarter, total water abstraction from surface and groundwater sources was 589,257m3, and 185,288m3 of water recycled from the TSF was recycled back to the plant. Recycled water comprised 63% of the plant’s water use in the Quarter (295,318m3). While water consumption and abstraction has increased in the Quarter, water intensity (m3 per tonne of ore milled) was 2.6 in the preceding quarter and 2.8 in the Quarter.

No serious or reportable environmental incidents occurred in the Quarter.

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6.2. Social

Blanket Mine - Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in CSR projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government
($’000’s)
Period	Year	CSR Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year	2013	2,147	2,000	15,354	4,412	23,913
Year	2014	35	–	12,319	3,522	15,876
Year	2015	50	–	7,376	2,455	9,881
Year	2016	12	–	10,637	2,923	13,572
Year	2017	5	–	11,988	3,498	15,491
Year	2018	4	–	10,140	3,426	13,570
Year	2019	47	–	10,357	3,854	14,258
Year	2020	1,689	184	12,526	5,007	19,406
Year	2021	1,163	948	16,426	6,083	24,620
Year	2022	888	1,200	12,060	7,124	21,272
Year	2023	1,491	550	11,871	7,316	21,228
Year	2024	1,291	1,425	11,948	9,081	23,745
Q1	2025	305	375	9,104	2,700	12,484
Q2	2025	478	1,610	8,753	3,440	14,281

CSR initiatives fall under seven pillars of education, health, women empowerment and agriculture, environment, charity, youth empowerment and conservation.

The CSR initiatives undertaken during Q2 2025 include:

•	Installation of internet through Starlink at the newly-renovated Sitezi High School.

•	The waiting mothers’ shelter at the Sitezi Clinic has been completed, and is now in use.

•	Work on upgrading the Sabiwa Stadium to meet the requirements of the Zimbabwe Football Association for Division 1/Premier Soccer League stadia in the country continued. Stadium facilities (change rooms and rest rooms) have been completed and are now in use.

•	24 student attachees benefited from work experience, each attachee receiving a living allowance during their attachment.

•	A Community Needs Analysis was undertaken to inform the selection of future CSR projects and a five-year plan is under development.

•	A $1.6m dividend was paid to GCSOT in the Quarter. GCSOT has a 10% shareholding in Blanket.

Further information on Blanket’s CSR activities is included in the annual ESG reports which are published on Caledonia’s website (www.caledoniamining.com/esg/esg-reports/).

The increase in payments to the Zimbabwe government reflects an increase in corporate taxes, Pay-As-You-Earn taxes, Intermediate Monetary Transaction Tax and customs duties paid in the Quarter.

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Employee development initiatives

Blanket Mine Graduate Trainee Programme

This programme was officially launched on April 8, 2025. The two-year Graduate Trainee Programme aims to attract, develop, and retain high-potential graduates from Zimbabwean universities. The programme offers participants hands-on experience, the opportunity to develop professional and technical skills, and a pathway into permanent roles within the organisation. The programme is part of Blanket Mine’s long-term commitment to talent development and creating a sustainable internal skills pipeline. Thirty graduates have been recruited into the inaugural programme (19 male and 11 female). Our first intake comprises 10 graduates from local communities in the Gwanda district, and 20 from across Zimbabwe.

Blanket Mine Cadetship Programme

Blanket Mine launched a structured Cadetship Programme in June 2025 to attract, develop, and retain young technical talent from the Zimbabwe School of Mines. This two-year initiative aims to build a skilled pipeline in Mining, Geology, Survey, Metallurgy, Assay, and Ventilation through hands-on experience and professional development, with a view to transitioning cadets into full-time roles. Ten cadets (six male and four female) were selected for the programme.

Blanket Mine Supervisory Development Programme

Blanket Mine launched its 2025 Supervisory Development Program in June 2025, designed to develop supervisors into people-focused, supportive leaders and effective coaches. The program aims to equip participants with essential soft skills and financial skills for well-rounded leadership. 24 supervisors were selected for the first cohort, which runs from June to November 2025.

7. INVESTING

An analysis of investments is set out below.

($’000’s)	2022	2023	2024	2025	2025
	Year	Year	Year	Q1	Q2
Property, plant and equipment
Blanket	34,267	28,240	27,109	6,515	10,056
Solar	12,198	163	-		-
Other	967	1,203	472	15	910
Total investment – property, plant and equipment	47,432	29,606	27,581	6,530	10,966

Exploration and evaluation assets
Bilboes	-	375.00	1,327	839	1,469
Connemara North	4	-	-	-	-
Maligreen	1,430	372	35	30	2
Motapa	7,844	2,748	1,641	354	1,197
Other Satellite properties	120	-	51	-	-
Total investment – exploration and evaluation assets	9,398	76,693	3,054	1,223	2,668

The acquisition of property, plant and equipment relates to the investment at Blanket as discussed further in section 4.4; the investment in exploration and evaluation assets related to the feasibility study work performed at Bilboes of $1.5 million (2024: $1.3 million), exploration work at Motapa of $1.2 million (2024: $1.6 million) and Maligreen of $20,000 (2024: $35,000) during the Quarter.

Investment in property, plant and equipment at Blanket is discussed in section 4.9 of this MD&A; investment in exploration and evaluation assets is as set out in section 5.

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8. LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources is set out below.

Liquidity and Capital Resources
($’000’s)
As at	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
	2024	2024	2024	2024	2025	2025
Net cash and cash equivalents	(14,160)	(1,366)	(7,635)	(8,668)	(4,572)	8,211
Net working capital	9,320	21,511	18,368	15,923	14,611	34,750

Movements in Caledonia’s net cash, overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 3.3.5. The Group’s liquid assets as at June 30, 2025 plus anticipated cash flows exceeded its planned and foreseeable commitments as set out in section 7.

Net cash and cash equivalents as of June 30, 2025, exclude $18 million held in fixed-term deposits.

9. OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Consolidated Interim Financial Statements). The Company had the following contractual obligations at June 30, 2025:

Payments due by period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	29,137	-	-	-	29,137
Provisions	196	490	307	9,434	10,427
Capital expenditure commitments	4,450	-	-	-	4,450
Loans and borrowings	1,741	1,720	-	-	3,461
Lease liabilities	350	817	114	229	1,510
Cash-settled share-based payments	751	622	-	-	1,373
Bonds	1,093	10,502	-	-	11,595

These amounts do not include interest accrued on June 30, 2025.

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold to Blanket.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central shaft and the further stages of the new TSF as discussed in section 4.4 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities. The Group leases property for its administrative offices in Jersey, Harare, Bulawayo and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of June 30, 2025, the Group had liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $5.9 million (December 31, 2024: $5.3 million), Motapa’s undiscounted liability amounted to $0.9 million (December 31, 2024: $0.9 million), and Bilboes’ undiscounted liability amounted to $3.6 million (December 31, 2024: $3.5 million).

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10. ADJUSTED EARNINGS PER SHARE

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the profit/loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to Blanket Employee Trust Services (Private) Limited (“BETS”) (the company that owns 10% of Blanket’s shares on behalf of an employee trust), foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted earnings (loss) per share (“Adjusted EPS”) to IFRS Profit attributable to owners of the Company
($’000’s, unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2025	2024	2025	2024
Profit for the period (IFRS)	23,596	10,180	34,759	12,254
Non-controlling interest share of loss for the period	(3,109)	(1,896)	(5,357)	(2,485)
Profit (loss) attributable to owners of the Company	20,487	8,284	29,402	9,769
BETS adjustment	(118)	(204)	(459)	(293)
Earnings (loss) (IFRS)	20,369	8,080	28,943	9,476
Weighted average shares in issue (thousands)	19,253	19,195	19,253	19,195
IFRS EPS (cents)	105.8	42.1	150.3	49.4

Add back (deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	29	121	34	12
Unrealised net foreign exchange gains	222	(193)	474	61
- less tax	118	4	118	4
Adjusted IFRS profit excl. foreign exchange	20,738	8,012	29,569	9,553
Weighted average shares in issue (thousands)	19,253	19,195	19,253	19,195
Adjusted IFRS EPS excl. foreign exchange (cents)	107.7	41.7	153.6	49.8

Add back (deduct) amounts in respect of:
Reversal of BETS adjustment	118	204	459	293
Impairment of property, plant and equipment
Impairment of exploration and evaluation assets
Settlements paid to former employees	333	-	1,125	-
Tax on Payout costs	(88)		(300)
Deferred tax	930	211	868	131
Non-controlling interest portion of deferred tax and impairment	(103)	(41)	(130)	(42)
Less tax
Fair value losses on derivative financial instruments	-	174	1,592	476
Adjusted profit	21,928	8,560	33,183	10,411
Weighted average shares in issue (thousands)	19,253	19,195	19,253	19,195
Adjusted EPS (cents)@	113.9	44.6	172.4	54.2

@ Restated - exchange losses and gains on the ZiG have been retrospectively included in Adjusted EPS due to the recurring nature of these losses.

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11. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors and executive officers of the Company. The amounts paid by the Company for the services provided by key management personnel who are related parties have been determined by negotiation among the parties and are reviewed and approved by the Company’s board. These transactions are in the normal course of operation.

The Company has extended the consultancy agreement with Mr. Curtis, a former director of the Company and Chief Executive Officer, until December 31, 2025 with a monthly fee of $12,500. During the Quarter, the Company expensed $37,500 (Q2 2024: $37,500) in advisory service fees to Mr. Curtis.

$7,500 rent was paid in the Quarter to Fulbon Investments (Pvt) Limited, of which Mr. Gapare is a director, which supplied office accommodation to CHZ.

The company has entered into a consultancy agreement with Mr. Goodburn, former Chief Financial Officer, for the period April 1, 2025 to September 30, 2025 for a monthly fee of $20,000.

12. RESTATEMENT OF COMPARATIVE INFORMATION

In preparation of the Consolidated Financial Statements for the year ended December 31, 2024, an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement does not affect income tax calculations or submissions.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. The RTGS$ was deemed the only legal tender in Zimbabwe, and all liabilities held previously were to be denominated in RTGS$. In 2019, Practice Note 26 (as described in note 3.1.5 of the consolidated financial statements) required all income tax returns to be calculated in RTGS$ for transactions occurring prior to introducing the multi-currency regime in 2023.

Blanket’s deferred tax liabilities were incorrectly calculated in RTGS$ and accounted for as a monetary item where RTGS$ deferred tax temporary differences were translated to the USD functional currency. Gains related to the devaluation of the deferred tax liabilities were realised in profit or loss. Transactions from 2019 to 2022 affected the deferred tax liability calculation and continued to be denominated in RTGS$ in accordance with the legislated tax regime after the multi-currency regime was introduced. The accounting for the deferred tax liabilities in RTGS$ with the translation to USD remained consistent in all previous interim financial statements, yet the carrying value of the deferred tax liabilities should have been denominated in USD rather than RTGS$. The error, stemming from January 1, 2019, was corrected from the earliest period presented in the Consolidated Financial Statements, as presented in the table below.

Consolidated statements of profit or loss and other comprehensive income

For the periods ended	3 months ended June 30, 2024			6 months ended June 30, 2024
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange loss	(2,014)	(168)	(2,182)	(6,153)	(911)	(7,064)
Tax expense	(5,151)	–	(5,151)	(7,681)	–	(7,681)
Profit (loss) for the period	10,348	(168)	10,180	13,165	(911)	12,254
Total comprehensive income for the period	10,526	(168)	10,358	13,199	(911)	12,288
Non-controlling interests	1,919	(22)	1,897	2,605	(120)	2,485
Basic earnings (loss) per share ($)	0.43	(0.01)	0.42	0.53	(0.04)	0.49
Diluted earnings (loss) per share ($)	0.43	(0.01)	0.42	0.53	(0.04)	0.49

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Consolidated statements of financial position ($’000’s)

For the period ended	January 1, 2024
	As previously reported	Adjustment	As restated
Retained loss	(63,172)	(33,971)	(97,143)
Non-controlling interests	24,477	(6,021)	18,456
Deferred tax liabilities	6,131	39,992	46,123

13. INTERNAL CONTROLS OVER FINANCIAL REPORTING

13.1 Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

•	material information relating to the Company is made known to them by others, particularly during the period in which filings are being prepared; and

•	information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarised and reported within the periods specified.

Management has evaluated the effectiveness of the Company’s DC&P as defined in National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings for the period January 1, 2019 to December 31, 2024. As a result of this evaluation, the Company’s CEO and CFO concluded that the Company’s DC&P were not effective during these years. The design and operation of the Company’s DC&P were, therefore, not effective and did not provide reasonable assurance that all material information relating to the Company was reported due to the deferred tax liability error identified as described in section 10.

Identified material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In preparation of the consolidated financial statements for the year to December 31, 2024, management identified the prior period error as described in section 10 and determined that the restatement of financial information presented was necessary. Management has determined that the control over accounting for deferred tax liabilities did not operate effectively and constitutes a material weakness and requires remediation.

Status of the remediation plan

An appropriate IFRS review was not performed on deferred tax related to temporary differences for assets acquired from 2019 to 2022 at Blanket affecting reporting periods from January 1, 2019 to December 31, 2024. Although the calculation was reviewed and the IFRS interpretations were formed after consultation, the IFRS concepts applied were incorrect and not reconsidered in subsequent years up to the completion of the December 31, 2024 year-end. No amendments were made to IAS 12 from 2019 that would have resulted in the interpretation being reconsidered. Going forward, management plans to reconsider critical accounting interpretations every 3 years.

Should these remedial measures be insufficient to address the material weakness described above, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future.

13.2 Changes in internal control over financial reporting

Except for the material weakness identified due to the deferred tax liabilities described above, there have been no changes in the Company’s ICFR that have materially affected or are reasonably likely to materially affect the Company’s ICFR during the period January 1, 2019 to June 30 2025.

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13.3 Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well they are designed. As a result, management acknowledges that its ICFR will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

14. CRITICAL ACCOUNTING ESTIMATES

Caledonia’s accounting policies are set out in the Consolidated Interim Financial Statements which are publicly filed on SEDAR+. In preparing the Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Consolidated Interim Financial Statements. Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Interim Financial Statements is included in the following notes:

14.1. Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs as performed in 2025. For properties in the development phase the restoration costs are recognised at the current estimated cost of restoration undiscounted. For properties in the production phase assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for.

14.2. Exploration and evaluation (“E&E”) expenditure

Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral projects and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g., such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

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14.3. Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilised or sufficient estimated taxable income against which the losses can be utilised.

14.4. Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

14.5. Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

14.6. Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) based on information compiled by a qualified person principally in terms of Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-hole intersections where multiple reefs are intersected.

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and

•	appropriateness of the planned mining methods.

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The Group estimates and reports reserves and resources principally in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported mineral reserves and mineral resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

15. FINANCIAL INSTRUMENTS

15.1. Commodity risk

From December 2022 to December 2024 the Company had the following put options to hedge the gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	1,750	December 2022 to May 2023
May 22, 2023	28,000 oz	1,900	June to December 2023
December 19, 2023	12,000 oz	1,950	January to March 2024
March 7, 2024	12,000 oz	2,050	April to June 2024
April 10, 2024	12,000 oz	2,100	July to September 2024
October 4, 2024	12,000 oz	2,600	October to December 2024
February 3, 2025	43,439 oz	2,600	February to December 2025

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

15.2. Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable predominantly relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled shortly after Quarter end.

15.3. Liquidity risk

All trade payables and the bank overdrafts have maturity dates that are repayable as set out in section 3.

15.4. Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Consolidated Interim Financial Statements.

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The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.7 of this MD&A, the ZiG is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in ZiG being subject to further fluctuations in the exchange rate between ZiG and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

15.5. Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

16. SECURITIES OUTSTANDING

At August 8, 2025, being the last day practicable prior to the publication of this MD&A, Caledonia had 19,294,784 common shares issued and the following outstanding options to purchase common shares (“Options”) granted in equal amounts to each of the employees of a PR consultancy to the Company 3PPB LLC being P Chidley and P Durham:

Name of option holder	Number of Options	Exercise Price	Expiry Date
P Chidley	5,000	USD 9.49	30-Sep-29
P Durham	5,000	USD 9.49	30-Sep-29
	10,000

The OEICP allows that the number of shares reserved for issuance to participants under the OEICP, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time.

17. RISK ANALYSIS

The business of Caledonia is subject to significant risk due to the nature of mining, exploration and development activities. Caledonia’s business is subject to significant additional risks due to the jurisdictions in which it operates. Refer to the Annual Report on Form 20-F for 2024, which was filed on the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on May 16, 2025 and which is also available on SEDAR+, for a comprehensive discussion of the risk factors and how management seeks to mitigate the risks where this is possible.

18. FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; the production of the Bilboes feasibility study; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralisation being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

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Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to FGR, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19. QUALIFIED PERSON

Mr. Craig Harvey (NHD Economic Geology, MGSSA, MAIG) is the Company’s qualified person as defined by Subpart 1300 and NI 43-101. Mr. Harvey is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Harvey has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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